

July 13, 2015

Michael A. Norona
Chief Financial Officer
Advance Auto Parts
5008 Airport Road
Roanoke, VA 24012

      Re: Advance Auto Parts
                Form 10-K for the Fiscal Year Ended January 3, 2015
                Filed March 3, 2015
                File No. 001-16797

Dear Mr. Norona:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 26

1.   We note that your disclosure of the net sales analysis for all periods presented includes a discussion of changes in comparable store sales driven by increases or decreases in "traffic," "average transaction amount" and/or "transaction count." If these are key metrics reviewed by management, we would generally expect you to quantify the metric(s) for each period presented in addition to explaining how it impacted the change in your net sales. As part of your response, please quantify these metrics to help us better understand how they impacted your results. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC

Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. We may have further comments after considering your response.

2. We note from your results of operations disclosures on page 25 that Commercial drove increases in 2014 comparable store sales and a decrease in your gross profit rate and that the sales increase was partially offset by DIY sales movements. Please separately quantify and explain the reasons for the changes in the comparable store sales and gross profit of your Commercial and DIY operations. It appears such information would be useful to investors considering your disclosures on page 5 indicate that Commercial is your "growth engine" and that you "have concentrated a significant amount of our investment on increasing our Commercial sales." We further note from the prepared remarks during the Q4 2014 earnings call that "the commercial business led the way during the quarter once again delivering strong comparable store sales gains" and that the "DIY business continued its uneven sales trends" and "delivered inconsistent performance in 2014." Additionally, considering you classify costs associated with your Commercial delivery program within SG&A expense, please explain to us what consideration you gave to presenting and discussing the results of your Commercial and DIY businesses at a level below gross profit.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

3. Based on the prepared remarks included within the Q1 2015 earnings call, we note that your Speed Perks loyalty program is one of three initiatives you expect to improve your DIY business. Please tell us more about your loyalty program accounting policies along with what consideration you gave to disclosing these details within your filing.

Note 4. Acquisitions, page F-17

4. We note that you allocated approximately 56% of your General Parts International, Inc. ("GPI") purchase price to inventory. Based on the pro forma financial statements included in Exhibit 99.4 of your Form 8-K/A filed November 25, 2013, we note that, although not a final determination, you assumed no inventory fair value adjustments since a "preliminary review of the nature, condition and age of GPII's inventory indicates the assets' fair value equals their book value." Please tell us the fair value adjustment you recorded related to GPII's inventory and explain to us in sufficient detail how your treatment complied with GAAP. For example, demonstrate to us, if applicable, that the inventory amount recorded reflected estimated selling price less the sum of costs of disposal and a reasonable profit allowance for your selling effort. See ASC 820-10-55-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855, Andrew Blume, Staff Accountant, at 202-551-3254 or me at 202-551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Jill Livesay